December 23, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Division of Corporation Finance Office of Energy & Transportation

Re:	ParcelPal Technology Inc.
Registration Statement on Form F-1/A
File No. 333- 251485

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), ParcelPal Technology Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on Thursday, December 31, 2020, or as soon thereafter as practicable. The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Theodore J. Ghorra, Esq., via facsimile at (212) 515-9979 or email at Theodore.ghorra@rimonlaw.com.

With Best Regards,

PARCELPAL TECHNOLOGY INC.

/s/ Rich Wheeless
Rich Wheeless
Chief Executive Officer